FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as A BUSINESS  DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Meeder Advisor Funds' Core Equity Fund

3.   Securities and Exchange Commission File No.: 811-06720

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 6125 Memorial Drive, Dublin, OH 43017

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Wesley F. Hoag, Meeder Financial, Inc., 6125 Memorial Drive, Dublin, OH 43017; (614) 766-7000.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Mutual Funds Service Company, 6125 Memorial Drive, Dublin, OH 43017

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated: Meeder Asset Management, Inc., 6125 Memorial Drive, Dublin, OH 43017; Sector Capital Management, L.L.C., 51 Germantown Court, Suite 309, Cordova, TN 38018; Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, NY 12498; W. H. Reaves & Company, Inc., 10 Exchange Place, 18th Floor, Jersey City, NJ 07302; Barrow, Hanley, Mewhinney & Strauss, Inc., 3232 McKinney Avenue, 15th Floor, Dallas, TX 75204-2429; The Mitchell Group, Inc., 1100 Louisiana, #1250, Houston, TX 77002; The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166; Matrix Asset Advisors, Inc., 747 Third Avenue, 31st Floor, New York, NY 10017; Dresdner RCM Global Investors, L.L.C., Four Embarcadero Center, San Francisco, CA 94111; Clover Partners LP, 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201; Hallmark Capital Management, Inc., One Greenbrook Corporate Center, 100 Passaic Avenue, Fairfield, NJ 07004; Ashland Management Incorporated, 26 Broadway, New York, NY 10004; Delta Capital Management, Inc., 825 Third Avenue, New York, NY 10022; Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, NY 10105; Scudder Kemper Investments, Inc., 345 Park Avenue, New York, NY 10154; Dreman Value Advisors, Inc., 280 Park Avenue, 40th Floor, New York, NY 10017.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Adviser Dealer Services, Inc., 6125 Memorial Drive, Dublin, OH 43017

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-_____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the board vote took place: February 6, 2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ]  Yes       [X]  No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain: The Fund is a Massachusetts business trust. The Fund's Declaration of Trust allows the Board of Trustees to terminate the Fund without a shareholder vote.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [ ]  No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          April 11, 2003.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A
     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date of this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses: Less than $25.

          (ii) Accounting expenses: None.

          (iii)Other expenses (list and identify separately): $450 in state filings.

          (iv) Total expenses (sum of lines (i)-(iii) above): Less than $475

     (b) How were those expenses allocated? The Fund paid only its own deregistration fees to the applicable states. Approximate legal fees paid by the Fund and all affiliated funds that were liquidated in connection with Trustees' approval of the liquidations were divided evenly among the liquidated funds.

     (c)  Who paid those expenses? The Fund paid those expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative processing?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The  undersigned  states  (i)  he  or  she  has  executed  this  Form  N-8F application  for an order under  section 8(f) of the  Investment  Company Act of

1940 on behalf of, Meeder Advisor Funds' Core Equity Fund (ii) he or she is
                   --------------------------------------
                               (Name of Fund)

Secretary  of Meeder  Advisor  Funds,  and (iii) all  actions  by  shareholders,
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(Title)         (Name of Fund)

directors,  and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F  application  are true to the best of his or her knowledge, information and belief.

                                        /s/Wesley F. Hoag
                                        -----------------
                                           Wesley F. Hoag
                                           Secretary